UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

The Guitammer Company
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

402038 103
(CUSIP Number)

Francine I. Jacobs
1105 Schrock Road, Suite 602
Columbus, OH 43229
Telephone No. 614-885-1901
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Francine I. Jacobs, Trustee, Julie E. Jacobs Trust.	
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐	
3. SEC Use Only	
4. Source of Funds OO--Trust funds	
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐	
6. Citizenship or Place of Organization Ms. Jacobs is a US citizen; the Trust was formed in Ohio.	
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 9,112,152 shares directly owned; stock options to acquire an additional 2,583,857 shares
	8. Shared Voting Power
	9. Sole Dispositive Power 9,112,152 shares directly owned; stock options to acquire an additional 2,583,857 shares
	10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,152 shares directly owned; stock options to acquire an additional 2,583,857 shares	
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐	
13. Percent of Class Represented by Amount in Row (11) 21.99%--See Item 5 below.	
14. Type of Reporting Person OO-- The shares and options are held in the Trust.	

ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, of The Guitammer Company, a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 6117 Maxtown Road, Westerville, OH 43082.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name; Francine I. Jacobs, Trustee, Julie E. Jacobs Revocable Trust u/a dated November 25, 1977

(b) Residence or business address; 1105 Schrock Road, Suite 602, Columbus, OH 43229

(c) Present principal occupation or employment; Trustee

(d) During the last five years, neither Ms. Jacobs nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, neither Ms. Jacobs nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Citizenship. Ms. Jacobs is a US citizen; the Trust was formed in Ohio.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Trust funds.

ITEM 4. PURPOSE OF TRANSACTION

Investment in Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Trust directly beneficially owns 9,112,152 shares and stock options to acquire an additional 2,583,857 shares, an aggregate of 11,696,009 shares, 21.99% % of the 53,185,231 shares that would be outstanding if the Trust exercised all of its stock options.

(b) The Trust has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 11,696,009 shares of the Company's Common Stock beneficially owned directly by it or to be acquired by it through the exercise of stock options. (See Rows 7-11 of page 2 herein.)

.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

4.0	Sept. 30, 1999	1999 Non-Qualified Stock Option Plan, as amended*
4.1		Form of Option Agreement*
4.2	June 17, 2005	2005 Amendment to1999 Non-Qualified Stock Option Plan*

*Incorporated by reference to the Company's Form 10/A Registration Statement, filed with the SEC on July 8, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2011

Francine I. Jacobs, Trustee

Signature

_Francine I. Jacobs, Trustee, Julie E. Jacobs Revocable Trust u/a dated November 25, 1977
Name/Title